EXHIBIT 99.1

Voting Rights and Shares Capital of the Company

In accordance with Articles L.233-8 II of the French Commercial Code and 223-16 of the General Regulation of the French Financial Markets Authority (Autorité des Marchés Financiers)

PARIS, Jan. 11, 2024 (GLOBE NEWSWIRE) --

Market: Euronext Paris / Nasdaq Euronext Compartment: B
ISIN code: FR0011341205
Nasdaq: NBTX Bloomberg: NANO:FP Reuters: NANO.PA
Website: www.nanobiotix.com

Date	Number of Shares Outstanding	Total number of voting rights
		Total voting rights, theoretical[1]	Total voting rights, exercisable[2]
December 31, 2023	47,133,328	48,849,317	48,827,199

According to the article L.233-8 II of the French Commercial Code, Nanobiotix will make a new monthly publication of the total number of voting rights and shares comprising Nanobiotix’s capital if those figures differ from the information previously disclosed.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in, among other, Cambridge, Massachusetts (United States).

Nanobiotix is the owner of more than 20 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

1 The total number of theoretical (or “gross”) voting rights is used as the basis for calculating threshold crossings. In accordance with Article 223-11 of the AMF General Regulations, this number is calculated on the basis of all shares to which voting rights are attached, including those for which voting rights have been suspended.

2 The total number of exercisable at a shareholders’ meeting (or “net”) voting rights is calculated without taking into account shares for which voting rights have been suspended as shares held in treasury by the Company. It is released in order to ensure that the public is properly informed, in accordance with the AMF recommendation of July 17, 2007.

Contacts
Nanobiotix
NanobiotixCommunications BrandonOwens VP,Communications +1 (617) 852-4835 contact@nanobiotix.com	NanobiotixInvestorRelations CraigWest SVP,InvestorRelations +1 (617) 583-0211 investors@nanobiotix.com

Media Relations
France –UlysseCommunication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	LifeSciAdvisors LigiaVela-Reid +44 (0) 7413825310 lvela-reid@lifesciadvisors.com

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